November 12, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Sean Donahue

Re:	Gastar Exploration Ltd.
Amendment No. 1 to Registration Statement on Form S-3
Filed October 15, 2009
File No. 333-160776

Ladies and Gentlemen:

Set forth below are the responses of Gastar Exploration Ltd., an Alberta corporation (“Gastar,” the “Company,” “we,” “our” or “us”), to comments (the “Comments”) received from Mr. Sean Donahue of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated October 28, 2009, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed with the Commission on October 15, 2009 to the Company’s Registration Statement on Form S-3 filed with the Commission on July 24, 2009 (“Form S-3”) (File No. 333-160776).

For your convenience, each response is prefaced by the exact text of the corresponding Comment in bolded text. As noted below, the Company respectfully requests that the Commission permit the Company to incorporate additional disclosures relating to the responses to certain of the Comments in future filings.

Amendment No. 1 to Registration Statement on Form S-3

General

1.	We remind you of prior comments 1 and 2 from our letter dated August 21, 2009. With your next amendment, provide a more precise citation to the filing or amendment (and the date it was filed) from which you are incorporating by reference the listed exhibits. Also provide any appropriate litigation updates.

RESPONSE: The Company respectfully notes that in the Commission’s letter to the Company dated October 29, 2009, the Commission acknowledged completion of its review of the Company’s Form 10-K for the fiscal year ended December 31, 2008 and

Gastar Exploration Ltd.

1331 Lamar Street, Suite 1080

Houston, Texas 77010

Phone: (713) 739-1800 • Fax: (713) 739-0458

United States Securities and Exchange Commission

November 12, 2009

related filings. The Company will provide any necessary updates to disclosures in each pre-effective amendment to its Form S-3 that it may file, including litigation updates and updates to the list of documents that are incorporated by reference in each such pre-effective amendment. The Company will monitor its need to provide an updated auditor’s consent and will provide any such consent, as necessary. The Company will revise the exhibit index footnote that currently states “***** Previously Filed” in each pre-effective amendment to its Form S-3 to include a more precise citation to the filing from which the Company is incorporating by reference such listed exhibits previously filed.

United States Federal Income Tax Consequences Associated with our Common, page 35

2.	We note your response to prior comment 4. However, the second sentence in this section appears to be incomplete. Please revise the disclosure to clarify the intended meaning.

RESPONSE: The Company acknowledges that the second sentence in this section erroneously excluded introductory language. The Company will revise the sentence in each pre-effective amendment to its Form S-3 so it reads in its entirety as follows: “Such discussion may include any United States federal income tax consequences relating to any dividends, principal, interest, premium, if any, and other payments that are payable in a currency other than U.S. dollars, debt securities issued with original issue discount for United States federal income tax purposes or which contain early redemption provisions, or other special terms related to the securities.”

Opinions of Counsel

3.	Please obtain and file new or revised opinions of counsel to address each of the following comments. To expedite the staff’s review, please submit via EDGAR as correspondence pdf documents which clearly and precisely identify all changes to each opinion of counsel from the previous version.

RESPONSE: The Company will obtain and file as exhibits to a pre-effective amendment to its Form S-3 revised opinions of counsel to address the Commission’s comments and will submit via EDGAR as correspondence marked opinions identifying all changes to each opinion of counsel from the previous version.

United States Securities and Exchange Commission

November 12, 2009

4.	In that regard, we note that the second Burnett opinion contains a substantial amount of revised text, including a number of revisions that are totally unrelated to prior staff comment. Provide via EDGAR a copy of that Amendment 1 opinion marked to show changes from the version filed initially. We may have additional comments after viewing the marked version.

RESPONSE: The Company will provide via EDGAR a marked copy of the opinion of Burnett, Duckworth & Palmer LLP, filed as Exhibit 5.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed on October 15, 2009 showing all changes to such counsel’s opinion filed as Exhibit 5.1 to the Company’s Form S-3 filed on July 24, 2009. Please see Appendix A hereto for such marked copy.

Exhibit 5.1

5.	The “if applicable” limitation in the second numbered opinion appears inappropriate.

RESPONSE: The Company will obtain and file as an exhibit to a pre-effective amendment to its Form S-3 a revised opinion of counsel that deletes the “if applicable” limitation found in the opinion of Burnett, Duckworth & Palmer LLP filed as Exhibit 5.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed on October 15, 2009. The revised opinion will clarify that if the securities issued in a transaction consist of Rights, such Rights will constitute legal and binding obligations of the Company. Please see Appendix B hereto for a marked copy of the revised opinion to be filed as Exhibit 5.1 to a pre-effective amendment to the Company’s Form S-3, showing all changes made to such Counsel’s opinion previously filed as Exhibit 5.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed on October 15, 2009.

6.	The reader may rely upon the opinion, and the new concluding paragraph suggesting otherwise is not appropriate. Please obtain an opinion that does not include the paragraph.

RESPONSE: The Company will obtain and file as an exhibit to a pre-effective amendment to its Form S-3 a revised opinion of counsel that excludes the concluding paragraph found in the opinion of Burnett, Duckworth & Palmer LLP filed as Exhibit 5.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed on October 15, 2009. Please see Appendix B hereto for a marked copy of the revised opinion to be filed as Exhibit 5.1 to a pre-effective amendment to the Company’s Form S-3, showing all changes made to such Counsel’s opinion previously filed as Exhibit 5.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed on October 15, 2009.

Exhibit 5.2 (as previously filed)

7.	The Burnett opinion is limited in scope and does not extend to the debt securities. We note your response to prior comment 7, and we reissue the comment. For example, prior to reaching its opinions regarding legal issuance and the legally binding nature of the obligations, it would appear that counsel must first determine whether in fact the company constitutes “a valid and subsisting corporation” under applicable law.

United States Securities and Exchange Commission

November 12, 2009

RESPONSE: The Company will obtain and file as an exhibit to a pre-effective amendment to its Form S-3 a revised opinion of counsel that clarifies that in rendering its opinion, Vinson & Elkins L.L.P., U.S. counsel to the Company, has relied upon the opinion of Burnett, Duckworth & Palmer LLP, Canadian counsel to the Company, as to matters relevant to the Company governed by the laws of the Province of Alberta, Canada. Please see Appendix C hereto for a marked copy of the revised opinion to be filed as Exhibit 5.2 to a pre-effective amendment to the Company’s Form S-3, showing all changes made to such Counsel’s opinion previously filed as Exhibit 5.2 to the Company’s Form S-3 filed on July 24, 2009.

In connection with responding to these Comments the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Comments or changes to disclosure in response to these Comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at 713-739-0455 or James M. Prince of Vinson & Elkins L.L.P. at 713-758-3710.

Sincerely,

/S/ MICHAEL A. GERLICH
Michael A. Gerlich
Vice President and Chief Financial Officer
Gastar Exploration Ltd.

APPENDIX A

[October 13,] 2009

Gastar Exploration Ltd.

1331 Lamar Street, Suite 1080

Houston, Texas 77010

Dear Sirs:

Re:	Registration Statement on Form S-3 (the “Registration Statement”)

We have acted as Alberta counsel for Gastar Exploration Ltd. (the “Company”) in connection with the Registration Statement of the Company relating to the registration of the offer and sale by the Company from time to time, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), of: (i) common shares of the Company (the “Common Shares”); (ii) preferred shares of the Company, of one or more series (the “Preferred Shares”); and (iii) rights to purchase Common Shares or other securities (the “Rights” and together with the Common Shares and the Preferred Shares, the “Securities”), in each case at prices and on terms to be determined at the time of sale and be set forth in supplements to the prospectus (each a “Prospectus Supplement”) contained in the Registration Statement, provided that the aggregate offering prices of the Securities shall not exceed $250,000,000.

In this regard, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

1.	the articles of amalgamation and bylaws of the Company, each as amended as of the date hereof;

2.	the Registration Statement;

3.	a Certificate of Status (the “Certificate of Status”) in respect of the Company electronically retrieved from the official records of the Corporate Registry as maintained by the Registrar of Corporations (the “Registrar”) in the Province of Alberta; and

4.	such other certificates, statutes and other corporate records, agreements, instruments and documents as we considered appropriate for purposes of the opinions hereafter expressed.

In connection with rendering the opinions set forth below, we have considered such questions of law as we have considered appropriate, and have assumed that:

1.	all information contained in all documents reviewed by us is true and correct;

2.	all signatures on all documents examined by us are genuine;

3.	all documents submitted to us as originals are authentic and all documents submitted to us as copies conform to the originals of those documents;

BURNET, DUCKWORTH & PALMER LLP	[October 13,] 2009

4.	the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective;

5.	a Prospectus Supplement will have been prepared and filed with the U.S. Securities and Exchange Commission describing the Securities offered thereby;

6.	all Securities will be issued and sold in compliance with applicable securities laws and in the manner specified in the Registration Statement and the applicable Prospectus Supplement;

7.	a definitive purchase, underwriting or similar agreement with respect to any Securities offered will have been duly authorized and validly executed and delivered by the Company and the other parties thereto;

8.	a definitive rights or similar agreement with respect to any Rights offered will have been duly authorized and validly executed and delivered by the Company and the other parties thereto;

9.	any Securities issuable upon conversion, exchange or exercise of any Security will be duly authorized, created and reserved for issuance upon such conversion, exchange or exercise;

10.	at the time of any offering or sale of any Securities, the Company shall have such number and type of Securities being offered or sold, authorized or created and available for issuance;

11.	prior to the offering or sale of any Preferred Shares, the board of directors of the Company (the “Board”) shall have duly designated the series of such Preferred Shares and fixed the rights, privileges, restrictions and conditions attaching thereto, and the Company shall have duly filed articles of amendment in respect thereof with the Registrar;

12.	all cheques, bank drafts and other methods of payment delivered (including wire transfer) in consideration for Securities will be honoured upon presentation or otherwise result in the receipt by the Company of the funds represented by such cheques, bank drafts or other methods of payment;

13.	the form and terms of any Rights offered and their issuance and sale has been duly established in conformity with the applicable definitive rights or similar agreement; and

14.	the form and terms of any Preferred Shares and Rights, the issuance, sale and delivery thereof by the Company, and the performance by the Company of its obligations thereunder in accordance with the terms thereof, will not violate, result in a default under or breach the articles of incorporation, bylaws or any other constating documents of the Company, or any applicable law (including without limitation the Business Corporations Act (Alberta) and Securities Act (Alberta)), rule, regulation, order, judgement, decree, award or agreement or instrument binding upon the Company, and will comply with any requirements or restrictions imposed by any court or governmental body having jurisdiction over the Company.

For the purpose of the opinions expressed in paragraph 1, we have relied solely upon the Certificate of Status.

The use herein of the phrase “fully paid and non-assessable” in respect of Securities means that the holder of such Securities will not, after the issuance to them of such Securities, be liable to pay further amounts to the Company in respect of the issue, conversion or exercise price payable for such Securities.

BURNET, DUCKWORTH & PALMER LLP	[October 13,] 2009

Based upon and subject to the foregoing and to the qualifications hereinafter set forth, we are of the opinion that:

1.	the Company is amalgamated under the Business Corporations Act (Alberta) and is a valid and subsisting corporation; and

2.	when:

(a)	the Board has taken all necessary corporate action to approve the issuance and terms of the offering of any Securities and any related matters; and

(b)	the Company has received full consideration for such Securities and certificates representing such Securities have been duly executed, countersigned, authenticated, registered and delivered:

(i)	in accordance with the Registration Statement, Prospectus Supplement and applicable definitive purchase, underwriting, rights or similar agreement approved by the Board; or

(ii)	upon conversion, exchange or exercise of any other Security in accordance with the terms of, or the instrument governing, such other Security;

such Securities will be validly issued, fully paid and non-assessable, and, if applicable, such Rights will constitute legal and binding obligations of the Company.

The opinions expressed herein with respect to the legal and binding effect of the Rights are subject to the qualifications that such legal and binding effect may be limited by:

1.	applicable bankruptcy, insolvency, moratorium, reorganization, arrangement or winding-up laws or other similar laws of general application affecting creditors’ rights generally;

2.	equitable principles, including the principle that equitable remedies such as specific performance and injunctive relief are available only in the discretion of the applicable court (regardless of whether enforcement is considered in proceedings at law or in equity), and no opinion is given about any specific remedy that may be granted, imposed, or rendered by such court;

3.	the equitable, statutory and inherent powers of courts to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

4.	a court being unable to obtain jurisdiction over all necessary and indispensable parties to any proceedings before it to enforce any rights or similar agreement;

5.	rights to indemnity and contribution under rights or similar agreements may be limited under applicable law and may or may not be ordered by a court on grounds of public policy and may therefore not be available in any particular instance;

6.	the validity, binding nature and enforceability of provisions in any rights or similar agreement which purport to sever therefrom any provision which is unenforceable or invalid under applicable law without affecting the enforceability or validity of the remainder of such agreement would be determined in the discretion of the court;

BURNET, DUCKWORTH & PALMER LLP	[October 13,] 2009

7.	the failure to exercise a right of action within a period prescribed in the applicable legislation governing the limitation of actions may act as a bar to enforcement of such rights at any time thereafter; and

8.	the costs of and incidental to proceedings authorized to be taken in court or before a judge are within the discretion of the court or judge before which such proceedings are brought and a court or judge has full power to determine by whom and to what extent the costs of such proceedings will be paid.

We are qualified to practice law in the Province of Alberta and our opinions herein are restricted to the laws of the Province of Alberta and the federal laws of Canada applicable therein as at the date hereof.

We hereby consent to the reference to us under the heading “Validity of the Securities” in the prospectus forming a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement, but we do not thereby admit that we are within the class of persons whose consent is required under the provisions of the Securities Act or the rules and regulations of the Securities and Exchange Commission issued thereunder.

This opinion is being furnished for the sole benefit of the addressees hereof for the purposes provided herein and may not be relied upon or distributed to any other person or entity or for any other purpose without our prior written consent.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) “Burnet, Duckworth & Palmer LLP”

APPENDIX B

November 10, 2009

Gastar Exploration Ltd.

1331 Lamar Street, Suite 1080

Houston, Texas 77010

Vinson & Elkins LLP

First City Tower

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Dear Sirs:

Re:	Registration Statement on Form S-3 (the “Registration Statement”)

We have acted as Alberta counsel for Gastar Exploration Ltd. (the “Company”) in connection with the Registration Statement of the Company relating to the registration of the offer and sale by the Company from time to time, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), of: (i) common shares of the Company (the “Common Shares”); (ii) preferred shares of the Company, of one or more series (the “Preferred Shares”); and (iii) rights to purchase Common Shares or other securities (the “Rights” and together with the Common Shares and the Preferred Shares, the “Securities”), in each case at prices and on terms to be determined at the time of sale and be set forth in supplements to the prospectus (each a “Prospectus Supplement”) contained in the Registration Statement, provided that the aggregate offering prices of the Securities shall not exceed $250,000,000.

In this regard, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

1.	the articles of amalgamation and bylaws of the Company, each as amended as of the date hereof;

2.	the Registration Statement;

3.	a Certificate of Status (the “Certificate of Status”) in respect of the Company electronically retrieved from the official records of the Corporate Registry as maintained by the Registrar of Corporations (the “Registrar”) in the Province of Alberta; and

4.	such other certificates, statutes and other corporate records, agreements, instruments and documents as we considered appropriate for purposes of the opinions hereafter expressed.

In connection with rendering the opinions set forth below, we have considered such questions of law as we have considered appropriate, and have assumed that:

1.	all information contained in all documents reviewed by us is true and correct;

BURNET, DUCKWORTH & PALMER LLP	November 10, 2009

2.	all signatures on all documents examined by us are genuine;

3.	all documents submitted to us as originals are authentic and all documents submitted to us as copies conform to the originals of those documents;

4.	the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective;

5.	a Prospectus Supplement will have been prepared and filed with the U.S. Securities and Exchange Commission describing the Securities offered thereby;

6.	all Securities will be issued and sold in compliance with applicable securities laws and in the manner specified in the Registration Statement and the applicable Prospectus Supplement;

7.	a definitive purchase, underwriting or similar agreement with respect to any Securities offered will have been duly authorized and validly executed and delivered by the Company and the other parties thereto;

8.	a definitive rights or similar agreement with respect to any Rights offered will have been duly authorized and validly executed and delivered by the Company and the other parties thereto;

9.	any Securities issuable upon conversion, exchange or exercise of any Security will be duly authorized, created and reserved for issuance upon such conversion, exchange or exercise;

10.	at the time of any offering or sale of any Securities, the Company shall have such number and type of Securities being offered or sold, authorized or created and available for issuance;

11.	prior to the offering or sale of any Preferred Shares, the board of directors of the Company (the “Board”) shall have duly designated the series of such Preferred Shares and fixed the rights, privileges, restrictions and conditions attaching thereto, and the Company shall have duly filed articles of amendment in respect thereof with the Registrar;

12.	all cheques, bank drafts and other methods of payment delivered (including wire transfer) in consideration for Securities will be honoured upon presentation or otherwise result in the receipt by the Company of the funds represented by such cheques, bank drafts or other methods of payment;

13.	the form and terms of any Rights offered and their issuance and sale has been duly established in conformity with the applicable definitive rights or similar agreement; and

14.	the form and terms of any Preferred Shares and Rights, the issuance, sale and delivery thereof by the Company, and the performance by the Company of its obligations thereunder in accordance with the terms thereof, will not violate, result in a default under or breach the articles of incorporation, bylaws or any other constating documents of the Company, or any applicable law (including without limitation the Business Corporations Act (Alberta) and Securities Act (Alberta)), rule, regulation, order, judgement, decree, award or agreement or instrument binding upon the Company, and will comply with any requirements or restrictions imposed by any court or governmental body having jurisdiction over the Company.

For the purpose of the opinions expressed in paragraph 1, we have relied solely upon the Certificate of Status.

BURNET, DUCKWORTH & PALMER LLP	November 10, 2009

The use herein of the phrase “fully paid and non-assessable” in respect of Securities means that the holder of such Securities will not, after the issuance to them of such Securities, be liable to pay further amounts to the Company in respect of the issue, conversion or exercise price payable for such Securities.

Based upon and subject to the foregoing and to the qualifications hereinafter set forth, we are of the opinion that:

1.	the Company is amalgamated under the Business Corporations Act (Alberta) and is a valid and subsisting corporation; and

2.	when:

(a)	the Board has taken all necessary corporate action to approve the issuance and terms of the offering of any Securities and any related matters; and

(b)	the Company has received full consideration for such Securities and certificates representing such Securities have been duly executed, countersigned, authenticated, registered and delivered:

(i)	in accordance with the Registration Statement, Prospectus Supplement and applicable definitive purchase, underwriting, rights or similar agreement approved by the Board; or

(ii)	upon conversion, exchange or exercise of any other Security in accordance with the terms of, or the instrument governing, such other Security;

such Securities will be validly issued, fully paid and non-assessable, and if such Securities consist of Rights, such Rights will constitute legal and binding obligations of the Company.

The opinions expressed herein with respect to the legal and binding effect of the Rights are subject to the qualifications that such legal and binding effect may be limited by:

1.	applicable bankruptcy, insolvency, moratorium, reorganization, arrangement or winding-up laws or other similar laws of general application affecting creditors’ rights generally;

2.	equitable principles, including the principle that equitable remedies such as specific performance and injunctive relief are available only in the discretion of the applicable court (regardless of whether enforcement is considered in proceedings at law or in equity), and no opinion is given about any specific remedy that may be granted, imposed, or rendered by such court;

3.	the equitable, statutory and inherent powers of courts to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

4.	a court being unable to obtain jurisdiction over all necessary and indispensable parties to any proceedings before it to enforce any rights or similar agreement;

5.	rights to indemnity and contribution under rights or similar agreements may be limited under applicable law and may or may not be ordered by a court on grounds of public policy and may therefore not be available in any particular instance;

BURNET, DUCKWORTH & PALMER LLP	November 10, 2009

6.	the validity, binding nature and enforceability of provisions in any rights or similar agreement which purport to sever therefrom any provision which is unenforceable or invalid under applicable law without affecting the enforceability or validity of the remainder of such agreement would be determined in the discretion of the court;

7.	the failure to exercise a right of action within a period prescribed in the applicable legislation governing the limitation of actions may act as a bar to enforcement of such rights at any time thereafter; and

8.	the costs of and incidental to proceedings authorized to be taken in court or before a judge are within the discretion of the court or judge before which such proceedings are brought and a court or judge has full power to determine by whom and to what extent the costs of such proceedings will be paid.

We are qualified to practice law in the Province of Alberta and our opinions herein are restricted to the laws of the Province of Alberta and the federal laws of Canada applicable therein as at the date hereof.

We hereby consent to the reference to us under the heading “Validity of the Securities” in the prospectus forming a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement, but we do not thereby admit that we are within the class of persons whose consent is required under the provisions of the Securities Act or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Vinson & Elkins LLP may rely on our opinion set forth in paragraph 1 above for the purpose of opinions to be rendered by them in connection with the Registration Statement of the Company.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) “Burnet, Duckworth & Palmer LLP”

APPENDIX C

November 10, 2009

Gastar Exploration Ltd

1331 Lamar Street, Suite 1080

Houston, Texas 77010

Re:	Registration Statement on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

We have acted as counsel for Gastar Exploration Ltd., a corporation organized under the laws of the Province of Alberta, Canada (the “Company”), with respect to certain legal matters in connection with the registration by the Company, under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and sale by the Company from time to time, pursuant to Rule 415 under the Securities Act, of debt securities of the Company, which may be either senior or subordinated and may be issued in one or more series, consisting of notes, debentures or other evidences of indebtedness (the “Debt Securities”). The aggregate initial offering prices of the Debt Securities that may be offered and sold by the Company pursuant to the Registration Statement, to which this opinion is an exhibit, will not exceed $250,000,000 or, if applicable, the equivalent thereof in any other currency or currency unit. The Debt Securities will be offered in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and to be set forth in supplements (each a “Prospectus Supplement”) to the prospectus contained in the Registration Statement.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Articles of Incorporation and Bylaws of the Company, each as amended as of the date hereof, (ii) the Registration Statement, (iii) the form of Senior Indenture filed as an exhibit to the Registration Statement (the “Senior Indenture”), (iv) the form of Subordinated Indenture filed as an exhibit to the Registration Statement (the “Subordinated Indenture” and, together with the Senior Indenture, the “Indentures”), (iv) resolutions of the Board of Directors of the Company (the “Board”) and (v) such other certificates, statutes and other corporate records, agreements, instruments and documents as we considered appropriate for purposes of the opinions hereafter expressed. In addition, we reviewed such questions of law, as we considered appropriate.

In connection with rendering the opinions set forth below, we have assumed that (i) all information contained in all documents reviewed by us is true and correct, (ii) all signatures on all documents examined by us are genuine, (iii) all documents submitted to us as originals are authentic and all documents submitted to us as copies conform to the originals of those documents, (iv) the Registration Statement, and any amendments thereto (including post-

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effective amendments), will have become effective, (v) a Prospectus Supplement will have been prepared and filed with the U.S. Securities and Exchange Commission describing the Debt Securities offered thereby, (vi) all Debt Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner specified in the Registration Statement and the applicable Prospectus Supplement, (vii) the Indentures relating to the Debt Securities will be duly authorized, executed and delivered by the parties thereto, (viii) each person signing the Indentures will have the legal capacity and authority to do so, and (ix) a definitive purchase agreement with respect to any Debt Securities offered will have been duly authorized and validly executed and delivered by the Company and the other parties thereto.

In rendering the opinions set forth in paragraph (1) below, we have relied upon the opinion of Burnett, Duckworth & Palmer LLP, Canadian counsel to the Company, as to matters relevant to the Company governed by the laws of the Province of Alberta.

Based on the foregoing, and subject to the assumptions, qualifications, limitations, and exceptions set forth herein, we are of the opinion that:

1.	When (a) the applicable Indenture relating either to senior Debt Securities or subordinated Debt Securities has been duly qualified under the Trust Indenture Act of 1939, as amended, (b) the Board (or a committee thereof) has taken all necessary corporate action to approve the issuance and terms of any such Debt Securities, (c) the terms of such Debt Securities and of their issuance and sale have been duly established in conformity with the applicable Indenture so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirements or restrictions imposed by any court or governmental body having jurisdiction over the Company and (d) such Debt Securities have been duly executed and authenticated in accordance with the applicable Indenture and issued and sold as contemplated in the Registration Statement and upon payment of the consideration for such Debt Securities as provided for in the applicable definitive purchase agreement, such Debt Securities will be legally issued and such Debt Securities will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforcement is subject to any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and to general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

With respect to our opinions expressed above, as they relate to Debt Securities denominated in a currency other than U.S. dollars, we note that effective enforcement of a foreign currency claim in the New York State courts or the federal courts sitting in the State of New York may be limited by requirements that the claim (or a foreign currency judgment in respect of such claim) be converted to U.S. dollars at the rate of exchange prevailing on a specified date. We express no opinion as to whether a federal court sitting in the State of New York would award a judgment in a currency other than U.S. dollars.

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We express no opinions concerning (a) the validity or enforceability of any provisions contained in the Indentures that purport to waive or not give effect to rights to notices, defenses, subrogation or other rights or benefits that cannot be effectively waived under applicable law or (b) the enforceability of indemnification provisions to the extent they purport to relate to liabilities resulting from or based upon negligence or any violation of federal or state securities or blue sky laws.

The foregoing opinions are limited to the laws of the State of New York and the federal laws of the United States of America and we are expressing no opinion as to the effect of the laws of any other jurisdiction, domestic or foreign.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Prospectus forming a part of the Registration Statement under the caption “Validity of the Securities”. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Very truly yours

/s/ Vinson & Elkins L.L.P.

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